Exhibit 1.02

TEXTRON INC.

Conflict Minerals Report

For The Year Ended December 31, 2013

Introduction

Textron Inc. is providing this report for the year ended December 31, 2013 to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule imposes certain reporting obligations on SEC registrants that manufacture or contract to manufacture products containing conflict minerals that are necessary to the functionality or production of those products. The term “conflict mineral” means columbite-tantalite, also known as coltan, cassiterite, gold and wolframite, or their derivatives, which are limited to tantalum, tin and tungsten (collectively, “3TGs”).

Company Overview

Textron is a $12.1 billion multi-industry company operating in numerous countries around the world.  Our businesses manufacture a variety of complex products including business jets, turbo-prop and piston aircraft, helicopters, unmanned aircraft systems, marine and land systems, weapons and sensors, golf, turf care and light transportation vehicles and equipment and manual and powered professional tools, testing and measurement equipment.  References to “Textron”, “we” and “our” in this Report refer to Textron Inc. and its consolidated subsidiaries.

Due Diligence

Due Diligence Framework

Our due diligence measures have been designed to conform, in all material respects, with the framework in The Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related Supplements for gold and for tin, tantalum and tungsten (OECD Guidance).

Due Diligence Process

1.             Company Management Systems

We established an internal conflict minerals team with representatives from each of our business units as well as subject matter experts from various internal functions, including legal, environmental health and safety and internal audit. This group met regularly and developed and oversaw our diligence program, reporting regularly to Textron’s General Counsel and Chief Financial Officer. Management then reported regularly to the Audit Committee of the Board of Directors.

Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our worldwide supply chain, it is difficult to identify suppliers in our supply chain which are multiple steps removed from our direct (first-tier) suppliers, and we have no direct relationships with mines, smelters or refiners of 3TGs.  Accordingly, we rely on our direct suppliers to provide information on the origin of the 3TGs contained in components and materials supplied to us by them — including sources of 3TGs that are supplied to them from lower tier suppliers.

We established enterprise-wide conflict minerals procedures directing each business unit to take a number of steps to identify suppliers of components or materials potentially containing 3TGs included in products we manufactured or contracted to manufacture during 2013 (“in-scope suppliers”).

In addition, we maintain an enterprise-wide grievance mechanism, including an employee helpline, as described in our Business Conduct Guidelines, that enables employees to report suspected or known violations of our Business Conduct Guidelines, law or company policy.

2.             Identification and Assessment of Supply Chain Risks

We engaged a third party consultant to conduct a supply chain survey with the in-scope suppliers using the Conflict-Free Sourcing Initiative’s (“CFSI”) Conflict Minerals Reporting Template. As part of the supplier survey, in-scope suppliers were contacted via a software platform that enables users to complete and track supplier communications and allows suppliers to upload completed CFSI forms directly to the platform for assessment and management. Communications sent to in-scope suppliers through the platform included training and education on the completion of the CFSI form.

Non-responsive in-scope suppliers were contacted a number of times through the platform and then were also contacted by the consultant’s team in one on one communications.  Certain of the most significant non-responsive suppliers (by in-scope supplier spend) were again contacted by the consultant. The survey responses were reviewed for completeness and consistency, and our consultant followed up with suppliers who provided incomplete or inconsistent responses.

3.             Strategy to Respond to Identified Risks

We intend to work to further mature our conflict minerals program by enhancing our communications with suppliers and directing them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses, including working to get product level versus company level responses from our suppliers.  As our program matures and we obtain more detailed information from our suppliers with regard to the origin of the 3TGs contained in components and materials supplied to us by them, we intend to establish a process to respond to identified risks in our supply chain, including escalating identified risks to management for consideration of appropriate action.

4.             Independent Third Party Audit of Facilities’ Due Diligence Practices

As discussed above, we do not have direct relationships with smelters or refiners, and we do not perform direct audits of these entities’ supply chains.  We intend to rely on the development and implementation of independent third party audits of smelters’ and refiners’ sourcing, such as the CFSI’s Conflict-Free Smelter Program.

5.             Report on Supply Chain Due Diligence

This Report is publicly available at http://investor.textron.com/investor-relations/corporate-governance/default.aspx.

Results of Due Diligence

We received valid responses to our supply chain survey from slightly more than half of the in-scope suppliers. Thirty-six suppliers indicated that they did source one or more of the 3TGs from the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”).  However, as discussed below, we have been unable to determine whether the 3TGs are contained in our products or to obtain any information on the mine or specific location of origin of the 3TGs.

Product Description

Most of the responses received from suppliers which indicated that they source 3TGs from a Covered Country provided data at a company or divisional level, rather than at the part or component level. As a result, we have been unable to determine whether the 3TGs reported by these suppliers were contained in components supplied to us (as opposed to other components supplied by them but not purchased by us).  We are therefore unable to determine, based on the due diligence measures described in this Report, whether the 3TGs contained in any Textron products originated from a Covered Country or came from recycled or scrap sources and, if they originated from a Covered Country, which of our products contain these 3TGs.

Facilities Used to Process the 3TGs

Many of our suppliers were unable to specify the smelters or refiners used for components supplied by them and, even where facilities were identified, the suppliers did not always provide complete information on the facility, including smelter identification numbers and countries of origin of 3TGs processed by the facility.  Because the smelter lists were provided at a company or divisional level, with very few exceptions, we have been unable to validate that any of the identified smelters or refiners are actually in our supply chain.  As a result, we are unable to determine the countries of origin of the 3TGs contained in our products or the facilities used to process them.

Efforts to Determine Mine or Location of Origin

For the reasons explained above, we rely on our direct suppliers to provide information on the origin of the 3TGs contained in components and materials they supply to us.  As noted above, our program has initially focused on gathering smelter and refiner information via the CFSI reporting template and, as the program progresses, we intend to work toward obtaining from our suppliers all necessary smelter and refiner identification information.  This information will facilitate the validation and disclosure of the smelters and refiners as well as the tracing of the 3TGs to their location of origin.  However, to date we have no information with regard to the mine or specific location of origin of the 3TGs in our products or whether they come from recycled or scrap sources.